United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. (CNPJ/MF n.º 42.157.511/0001 -61) Publicly traded company

Material Fact

In accordance with the Article 154, §4 of the Law 6.404/76 and also the securities and exchange commission (CVM) regulation No. 358/2002, Aracruz Celulose S.A. (“Company”) announces to its shareholders and to the general market that, on the date hereof, it received a joint notice of Arainvest Participações S.A. (“Arainvest”) and Votorantim Industrial S.A. (“VID”), informing the execution of an agreement to define the obligations for the joint investment in the Company and in Votorantim Celulose e Papel S.A. (“VCP”).

Pursuant to the agreement, VID and Arainvest agreed to contribute all of each of their respective stakes of VCP and Aracruz in a recently formed holding company (“Holding”), through which VID and Arainvest will maintain joint control of both VCP and Aracruz.

The transfer to Holding of each of VID’s and Arainvest’s stakes in VCP and Aracruz is conditioned on the acquisition by VCP of approximately 28% of the common stock of Aracruz, on the terms agreed upon with Arapar S.A. (“Arapar”), which were previously disclosed in a material fact of VCP on August 6, 2008. Arainvest agrees with this acquisition, and pursuant to the terms and conditions agreed upon and in accordance with the February 5, 2003 agreement between Arainvest and Arapar, will renounce both its right of first refusal and its tag-along rights.

When the transactions referred to above are completed, as is expected to occur by October 6, 2008, (a) Holding will own 100% of the common stock of VCP, approximately 28% of the common shares of Aracruz, and 14.8% of the preferred shares of Aracruz; (b) VCP will own approximately 56% of the common stock of Aracruz; (c) VID and Arainvest will each hold 50% of the voting stock of Holding and 57,23% and 42,77%, respectively, of Holding’s total capital, and will exercise their voting rights as contemplated, among other matters, in a Shareholders’ Agreement; and (d) Arainvest will have paid approximately R$530 million reais to VID pursuant to the terms agreed upon between them.

VID and Arainvest also confirm their intention to integrate the activities of Aracruz and VCP. The terms of this integration, whose parameters were previously disclosed in a material fact of VCP dated August 6, 2008, will be submitted for approvals pursuant to applicable law.

The management of the Company will keep its shareholders and the market informed of the developments of the transactions described herein.

São Paulo, September 14, 2008.

Isac Roffé Zagury Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer